

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Via Facsimile
Mr. Gary Herman
Chief Executive Officer
Digital Creative Development Corporation
720 Fifth Avenue, 10<sup>th</sup> Floor
New York, NY 10019

**Re:** **Digital Creative Development Corporation**
**Form 10-K for Fiscal Year Ended**
**June 30, 2011**
**Filed September 30, 2011**
**File No. 000-22315**

Dear Mr. Herman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant